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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

BOO KOO HOLDINGS, INC.
(Name of Issuer)
Shares of Common Stock, par value $0.0001
(Title of Class of Securities)
09853P103
(CUSIP Number)
Clint D. Carlson
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201
(214) 932-9600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	09853P103

1	NAMES OF REPORTING PERSONS Clint D. Carlson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,357,460

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,357,460

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,357,460

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

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SCHEDULE 13D/A
This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed on August 14, 2007 (the “Schedule 13D”), relating to shares of common stock, par value $0.0001, (“Common Stock”) of Boo Koo Holdings, Inc. a Delaware corporation (formerly known as Captech Financial Group, Inc.) (the “Issuer”), 4951 Airport Parkway, #660, Addison, Texas 75001, is being filed with the Securities and Exchange Commission (the “Commission”).
This Amendment is filed on behalf of Mr. Clint D. Carlson (the “Reporting Person”) to amend Items 1, 5 and 6 of the Schedule 13D as follows:

Item 1.	Security and Issuer
Item 1 is hereby amended and restated in its entirety as follows:
Securities acquired:
shares of common stock, par value $0.0001
Issuer:
Boo Koo Holdings, Inc.
4951 Airport Parkway, Suite 660
Addison, Texas 75001

Item 5.	Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a) As of the date hereof Clint D. Carlson beneficially owns 2,357,460 shares of Common Stock of the Issuer which represents 6.8% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,357,460 shares of Common Stock beneficially owned by the Reporting Person as of the date hereof by (ii) 34,572,380 shares of Common Stock outstanding, as reported in a Form 10-Q filed by the Issuer with the Commission on May 8, 2008.
(b) Clint D. Carlson has the power to vote and dispose of the 2,357,460 shares of Common Stock of the Issuer that he holds.
(c) The transactions in the Issuer’s securities by Reporting Person in the last sixty days are reported herein as Annex A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer
Item 6 is hereby amended as follows:
The options that the Reporting Person acquired pursuant to the Issuer’s Securities Purchase Agreement (which was filed as Exhibit 99.1 to the Schedule 13D) have expired without being exercised. Therefore, the Reporting Person no longer includes, in its beneficial ownership calculation, the 555,556 shares of Common Stock underlying those options.

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Signature
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: MAY 19, 2008	/s/ Clint D. Carlson
Clint D. Carlson

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ANNEX A

Transaction Date	Quantity Purchases or (Sold)	Price Per Share
05/08/2008	(60,000)	$ 0.1404

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